Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Six Months Ended				Twelve Months Ended
	June 30,				December 31,
	2015		2014		2014		2013		2012		2011		2010
Earnings from continuing operations before income taxes and equity in loss of investee companies	$1,113		$1,351		$2,164		$2,665		$2,357		$1,983		$1,209
Add:
Distributions from investee companies	3		8		9		8		11		6		—
Interest expense, net of capitalized interest	187		187		363		375		401		433		526
1/3 of rental expense	36		33		69		70		68		68		68
Total earnings from continuing operations	$1,339		$1,579		$2,605		$3,118		$2,837		$2,490		$1,803

Fixed charges:
Interest expense, net of capitalized interest	$187		$187		$363		$375		$401		$433		$526
1/3 of rental expense	36		33		69		70		68		68		68
Total fixed charges	$223		$220		$432		$445		$469		$501		$594
Ratio of earnings to fixed charges	6.0	x	7.2	x	6.0	x	7.0	x	6.0	x	5.0	x	3.0	x